SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                               (Amendment No. 1)*

                       ALLIANCE DISTRIBUTORS HOLDING INC.
          -------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
          -------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    01858P105
          -------------------------------------------------------------
                                 (CUSIP NUMBER)


  Andre Muller 15-15 132nd Street, College Point, New York 11356 (718) 747-1500
          -------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                November 22, 2004
          -------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ANDRE MULLER
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_| (see Note)
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO (SEE ITEM 3)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER

                               8,226,671 shares of common stock

                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER

                               N/A
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER

                                8,226,671 shares of common stock
                         ----- -------------------------------------------------
      PERSON WITH         10
        SHARED
   DISPOSITIVE POWER
                           N/A

--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,226,671 shares of common stock
--------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES

                  |_|
--------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  15.57%
--------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------- ----------------------------------------------------------------------
Note: Andre Muller is no longer a member of a group within the meaning of Rule 13d-5.


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

ITEM 1. SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "common stock"), of Alliance Distributors Holding Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15-15 132nd Street, College Point, New York 11356.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement on Schedule 13D is being filed by Andre Muller. His business address is 15-15 132nd Street, College Point, New York 11356.

      Mr. Muller is the Chief Operating Officer, President and Director of the Company.

      Mr. Muller is a citizen of USA.

      During the last five years, Mr. Muller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Muller was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On November 22, 2004, 517,105 Series B Convertible Non Redeemable Preferred Stock, par value $.001 ("Series B Preferred Shares"), of Essential Reality, Inc., a Nevada corporation ("Essential") and the predecessor of the Company, held by Mr. Muller automatically converted into 8,226,671 shares of common stock of the Company (See Item 4).

ITEM 4. PURPOSE OF TRANSACTION.

      Reference is made to the Schedule 13D filed by Mr. Muller on July 14, 2004 describing Essential's acquisition of Mr. Muller's interest in a corporation and the issuance of 517,105 Series B Preferred Shares by the Company to Mr. Muller as consideration for the purchase.

      Effective November 22, 2004, Essential Reality, Inc., a Nevada corporation, (i) changed from a Nevada corporation to a Delaware corporation, and changed its name from Essential Reality, Inc. to Alliance Distributors Holding Inc. and (ii) completed a reverse split of its common stock on a one-for-44 basis. Upon the effectiveness of the reverse split and merger, the Series B Preferred Shares held by Mr. Muller automatically converted into 8,226,671 shares of common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) Mr. Muller is the direct owner of 8,226,671 shares of common stock.

      (c) Except for the transactions described in Items 3 and 4 above, Mr. Muller did not engage in any transaction in the common stock of the Company.

      (d) N/A

      (e) Mr. Muller continues to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
        ISSUER.

      N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      N/A





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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 1, 2004

                                                   By   /s/ Andre Muller
                                                        ------------------------
                                                        Andre Muller
                                                        COO

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